Exhibit 99.1

Collective Mining Partners in Solar Energy Initiative to Benefit the Guamal Afro-Colombian Community in Caldas

MIAMI, Aug. 4, 2026 /CNW/ - Collective Mining Ltd. (NYSE American: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce its participation in Colombia's Comunidades Energéticas ("Energy Communities") initiative through a community-scale solar power project for the Guamal Afro-Colombian community in the municipality of Supía, Caldas.

Collective is partnering with the Guamal Afro-Colombian Community Council, the Governor's Office of Caldas, CorpoCaldas (the regional environmental authority) and the Municipality of Supía to develop the project, which is expected to benefit approximately 2,000 residents across 420 households through the installation of approximately 600 kilowatts peak ("kWp") of solar generation capacity.

Carlos Andres Moreno, President of the Guamal Afro-Colombian Community Council, commented: "This project represents an important development opportunity for our community and has the potential to make a meaningful difference for our families and future generations. We are proud that Guamal is participating in this initiative, which demonstrates what can be achieved when communities, public institutions and the private sector work together. We believe it can create new opportunities and contribute to a stronger future for our community".

Omar Ossma, President of Collective Mining, commented: "The Guamal community has a strong cultural identity, a well-organized structure and a clear vision for its future. Collective is committed to working alongside communities and institutional partners on practical initiatives that support regional development and create meaningful social, economic and environmental benefits. Building trusted relationships through meaningful participation and collaboration remains central to the Company's approach in the regions where it operates."

Once completed, the project is expected to:

•	Provide the community with access to a reliable source of locally-generated renewable energy;
•	Reduce household electricity costs and generate revenue from the sale of surplus energy;
•	Support local employment and skills development;
•	Strengthen community participation in energy planning and management; and
•	Reduce emissions associated with conventional electricity generation.

The initiative is among the first community energy projects of its kind in Caldas and could serve as a model for connecting additional communities with renewable energy solutions in the future.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Northern Apollo Oxidized area, drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Information Contact:

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FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 09:00e 04-AUG-26